JUNIPER GROUP, INC.

20283 State Road, Suite 400

Boca Raton, Florida 33498

May 9, 2007

VIA FACSIMILE AND EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Andrew Schoeffler

Re:	Juniper Group, Inc.
Registration Statement on Form SB-2
File No. 333-131730

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Juniper Group, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Time, on Friday May 11, 2007, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Juniper Group, INC.
By: /s/ Vlado P. Hreljanovic Name: Vlado P. Hreljanovic Title: Chief Executive Officer